UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 28, 2013

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release **DEALING IN SECURITIES BY A DIRECTOR OF ANGLOGOLD ASHANTI LIMITED IN TERMS OF THE ANGLOGOLD SHARE INCENTIVE SCHEME**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

28 February 2013

DEALING IN SECURITIES BY A DIRECTOR OF ANGLOGOLD ASHANTI LIMITED IN TERMS OF THE ANGLOGOLD SHARE INCENTIVE SCHEME

In terms of JSE Listings Requirement 3.63, AngloGold Ashanti gives notice that the Chief Financial Officer, Mr Srinivasan Venkatakrishnan has purchased shares of the company pursuant to the AngloGold Ashanti Co-Investment Plan (CIP) which has been introduced with effect from February 2013.

In terms of the CIP, executives are allowed to take up to 50% of their after tax cash bonus to participate in a further matching scheme by purchasing shares in AngloGold Ashanti, and the company will match their initial investment into the scheme at 150%, with vesting over a two-year period in two equal tranches.

AngloGold Ashanti discloses the following information on the above dealings as follows:

Name of director	S Venkatakrishnan
Name of company	AngloGold Ashanti Limited
Date of transaction	27 February 2013
Nature of transaction	On-market purchase of shares
Class of security	Ordinary shares
Number of shares purchased	3,429
Purchase price per share	R223.91
Value of transaction	R767,796.31
Extent of interest	Direct, beneficial
Prior clearance to deal	obtained

JSE Sponsor: UBS Limited

ENDS

Contacts

Media	**Tel:**	**E-mail:**
Alan Fine	+27-11 637- 6383 / +27 (0) 83 250 0757	afine@anglogoldashanti.com
Chris Nthite	+27 (0) 11 637 6388/+27 (0) 83 301 2481	cnthite@anglogoldashanti.com
Stewart Bailey	+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021	sbailey@anglogoldashanti.com
General inquiries	+27 11 637 6031	media@anglogoldashanti.com
Investors		
Stewart Bailey	+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021	sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)	+1 (212) 858 7702 / +1 646 379 2555	sbrockman@anglogoldashanti.com
Mike Bedford (UK & Europe)	+44 779 497 7881 / +44 1225 93 8483	mbedford@anglogoldashanti.com
General inquiries	+27 11 637 6059	investors@anglogoldashanti.com

of these and other factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2011, which was distributed to shareholders on 4 April 2012, the company's 2011 annual report on Form 20-F, which was filed with the Securities and Exchange Commission in the United States on 23 April 2012 and the prospectus supplement to the company's prospectus dated 17 July 2012 that was filed with the Securities and Exchange Commission on 25 July 2012. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, stakeholders are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today's date or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 28, 2013

By: /s/ M E SANZ PEREZ_____
Name: M E Sanz Perez
Title: Group General Counsel and Company Secretary